

SEC 16003341

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C



Man Processing Section

FEB 2 6 2016

Washington DC
416

| SEC FILE NUMBER |
| 8- 50043 |

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING   01/01/15   AND ENDING   12/31/15
                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CAROLINA SECURITIES, INC.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9121 ANSON WAY, SUITE 200

| OFFICIAL USE ONLY |
| FIRM I.D. NO. |

(No. and Street)

| RALEIGH | NC | 27615 |
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
ANDREW G. BURCH   919-645-9922

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RIVES & ASSOCIATES, LLP

(Name – if individual, state last, first, middle name)

| 4515 FALLS OF NEUSE ROAD, SUITE 450 | RALEIGH | NC | 27609 |
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
| |

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**



OATH OR AFFIRMATION

I, _____ANDREW G. BURCH_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___CAROLINA SECURITIES, INC._____, as of ___DECEMBER 31_____, 20 _15_____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

> CAROL CORNEJO-MUTIO
> Notary Public, North Carolina
> Wake County
> My Commission Expires
> February 09, 2019

_____
Notary Public

_____
Signature

_____
Title

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Carolina Securities, Inc.

FINANCIAL STATEMENTS FOR THE YEAR ENDED
DECEMBER 31, 2015
AND INDEPENDENT AUDITORS' REPORT



Rives & Associates, LLP
Certified Public Accountants and Consultants

Carolina Securities, Inc.

Table of Contents



Member:
American Institute of
Certified Public Accountants

Rives & Associates, LLP
Certified Public Accountants

Member:
North Carolina Association of
Certified Public Accountants

www.rivescpa.com

INDEPENDENT AUDITORS' REPORT

To The Stockholder
Carolina Securities, Inc.
Raleigh, North Carolina

We have audited the accompanying financial statements of Carolina Securities, Inc. (the "Company), a North Carolina corporation), which comprise the statement of financial condition as of December 31, 2015, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Carolina Securities, Inc.'s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Carolina Securities, Inc. as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The computation of net capital pursuant to SEC Rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of Carolina Securities, Inc.'s financial statements. The supplemental information is the responsibility of Carolina Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Rives & Associates LLP

Raleigh, North Carolina
February 12, 2016

4515 Falls of Neuse Road
Suite 450
Raleigh, NC 27609
Phone 919-832-6848
Fax 919-832-7288

212 West Center Street
P.O. Box 1991
Lexington, NC 27293
Phone 336-248-8281
Fax 336-248-2335

1023 W. Morehead Street, Suite 100
Charlotte, NC 28208-5324
Phone 704-372-0960
Fax 704-372-1458

Carolina Securities, Inc.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

ASSETS

CURRENT ASSETS:		
Cash	$	12,792
Prepaid expenses		1,991
Deposits		2,656
Total current assets		17,439
FURNITURE AND EQUIPMENT		
Less accumulated depreciation		
Furniture and equipment - net		-
TOTAL	$	17,439

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES		
Accounts payable and accrued expenses	$	464
Total current liabilities		464
STOCKHOLDER'S EQUITY		
Common stock, $0.01 par value; 100,000 shares authorized, 200 shares issued and outstanding		2
Additional paid-in capital		104,535
Accumulated deficit		(87,562)
Total stockholder's equity		16,975
TOTAL	$	17,439

See Independent Auditors' Report and
Notes to Financial Statements.

2

Carolina Securities, Inc.

STATEMENT OF OPERATIONS
DECEMBER 31, 2015

REVENUE:

Private placement fees	$ 25,100

OPERATING EXPENSES:

Information Technology	888
Telecommunications	2,499
Office Expense	178
Postage and Delivery	220
Computers & Related	843
Regulatory Fees	2,132
Taxes	60
Dues and Subscriptions	912
Office Supplies	574
Professional Fees	7,744
Rent	11,943
Travel & Entertainment	4,237
Total expenses	32,230
Net loss	$ (7,130)

Carolina Securities, Inc.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2015

	Common Stock				Retained earnings (Accumulated deficit)		Total
	No. Shares	Amount		Additional paid-in capital			
Balance, DECEMBER 31, 2014	200	$	2	$ 89,433	$ (68,432)	$	21,003
Net Loss					(7,130)		(7,130)
Stockholder Distributions					(12,000)		(12,000)
Additional paid-in capital				$ 15,102			15,102
Balance, DECEMBER 31, 2015	200	$	2	$ 104,535	$ (87,562)	$	16,975

Carolina Securities, Inc.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2015

OPERATING ACTIVITIES:		
Net loss	$	(7,130)
Adjustments to reconcile net loss to net cash		
provided by operating activities		
Decrease in deposits		1,440
Increase in prepaid expenses		(962)
Decrease in accounts payable and accrued expenses		(683)
Decrease in deferred rent		(789)
Net cash used by operating activities		(8,124)
Adjustments to reconcile net income to net cash		
provided by financing activities		
Stockholder Distributions		(12,000)
Additional Paid in Capital		15,102
Net cash provided by financing activities		3,102
NET DECREASE IN CASH		(5,022)
CASH AT BEGINNING OF YEAR		17,814
CASH AT END OF YEAR	$	12,792

Carolina Securities, Inc.
NOTES TO FINANCIAL STATEMENTS
For the year ended December 31, 2015

1. ORGANIZATION AND NATURE OF BUSINESS

Carolina Securities, Inc. (the "Company") is a registered broker-dealer in securities with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company received its approval for membership on **June 11, 1997**. The Company is an independent, private equity placement and advisory firm focused on fund formation and marketing for highly differentiated, alternative institutional investment managers.

The member is not liable for the debts, obligations, or liabilities of the Company, whether arising in contract, tort or otherwise, unless the member has signed a specific guarantee.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting
The Company maintains its books and records on the accrual basis of accounting for financial reporting purposes, which is in accordance with U.S. generally accepted accounting principles and is required by the SEC and FINRA.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents
For the purposes of the statement of cash flows, the Company defines cash equivalents as highly liquid investments with original maturity dates of less than ninety days that are not held for sale in the ordinary course of business.

Revenue Recognition
Revenues from services are recognized from transactions when the equity placement or other services closes. Non-refundable retainers are recognized as revenue in accordance with the terms of the contract and are applied against transaction fees upon closing, if applicable.

Carolina Securities, Inc.
NOTES TO FINANCIAL STATEMENTS
For the year ended December 31, 2015

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes
Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes.

The Company has adopted the provisions of Accounting Standards Codification 740, *Income Taxes (ASC 740)*. Under ASC 740, the Company must recognize the tax benefit associated with tax taken for tax return purposes when it is more likely than not the position will be sustained. The implementation had no impact on the Company's financial statements. The Company does not believe that there are any material uncertain tax positions and, accordingly, it will not recognize any liability for unrecognized tax benefits. The Company is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax years in progress. The Company believes it is no longer subject to income tax examinations for the years prior to 2011. At December 31, 2015, the Company has no uncertain tax positions that qualify for either recognition or disclosure in the financial statements.

3. INCOME TAXES

Deferred income taxes result primarily from temporary differences in financial reporting and income tax reporting of certain assets and liabilities as well as operating loss carryforwards. Deferred income tax assets or liabilities are classified as current of non-current based on the expected date of realization. A valuation allowance is used against deferred tax assets if the benefit derived from the deferred tax asset may not be fully realized. At December 31, 2015 the deferred tax asset balance resulting from net operating loss carryforwards totaled $31,547 with a valuation allowance of $31,547 and expiration dates between 2024 and 2033.

4. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to1). At December 31, 2015, the Company had net capital of $12,328 which was $7,328 in excess of its required net capital of $5,000 The Company's percentage of aggregate indebtedness to net capital was 3.76%.

5. COMMITMENTS AND CONTINGENCIES

The Company has an obligation for its office under an operating lease effective July 1, 2015 with a non-cancellable term of 18 months ending December 31. 2016. Future minimum rental payments under the office premises lease for 2016 is $12,669.

Carolina Securities, Inc.
NOTES TO FINANCIAL STATEMENTS
For the year ended December 31, 2015

6. CONCENTRATION

All of the Company's private placement revenue was earned from one customer.

7. RELATED PARTY TRANSACTIONS

The stockholder of the Company personally guarantees their operating lease for which the Company leases its office space (see note 4).

8. COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from the provisions of Rule 15c3-3 under the Security Exchange Act of 1934 pursuant to paragraph (k)(2)(i) of the rule.

9. INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from the provisions of Rule 15c3-3 under the Security Exchange Act of 1934 pursuant to paragraph (k)(2)(i) of the rule. The Company did not maintain possession or control of any customer funds or securities.

10. SUBSEQUENT EVENTS

The Company evaluated subsequent events through February 12, 2016, the date its financial statements were issued. The Company did not identify any material subsequent events requiring adjustment to or disclosure in its financial statements.

Carolina Securities, Inc.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2015

	SCHEDULE 1
TOTAL STOCKHOLDER'S EQUITY QUALIFIED FOR NET CAPITAL	$ 16,975
DEDUCTIONS AND/OR CHARGES:	
Non-allowable assets:	
Prepaid rent and deposits	(4,647)
NET CAPITAL	$ 12,328
AGGREGATE INDEBTEDNESS -	
Accounts payable and accrued expenses	464
Total aggregate indebtedness	$ 464
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT -	
Minimum net capital required	$ 5,000
Excess net capital	7,328
Excess net capital at 1,000 percent	6,328
Percentage of aggregate indebtedness to net capital	3.76%

RECONCILIATION WITH THE COMPANY'S COMPUTATION (INCLUDED IN PART II OF FORM X-17A-5 AS OF DECEMBER 31, 2015)

Net capital, as reported in the Company's Part II (unaudited) FOCUS report	$	12,328
Audit adjustments:		-
Net Capital as reported in the preceding calculation	$	12,328



Member:
American Institute of
Certified Public Accountants

Rives & Associates, LLP
Certified Public Accountants

Member:
North Carolina Association of
Certified Public Accountants

www.rivescpa.com

Report of Independent Registered Public Accounting Firm

To the Stockholder
Carolina Securities, Inc.
Raleigh, North Carolina

We have reviewed management's statements, included in the accompanying Annual Exemption Report, in which (1) Carolina Securities, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Carolina Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: ((k)(2)(i)) (the "exemption provisions") and (2) Carolina Securities, Inc. stated that they met the identified exemption provisions throughout the most recent fiscal year without exception. Carolina Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Carolina Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i)) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Rives & Associates LLP

Raleigh, North Carolina
February 12, 2016

10

4515 Falls of Neuse Road
Suite 450
Raleigh, NC 27609
Phone 919-832-6848
Fax 919-832-7288

212 West Center Street
P.O. Box 1991
Lexington, NC 27293
Phone 336-248-8281
Fax 336-248-2335

1023 W. Morehead Street, Suite 100
Charlotte, NC 28208-5324
Phone 704-372-0960
Fax 704-372-1458

EXEMPTION REPORT

Carolina Securities, Inc ("Company") is a registered broker-dealer subject to SEC Rule 17a-5 ("Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by Rule 17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

Throughout the fiscal year ended December 31, 2015, the Company claimed an exemption to SEC Rule 15c3-3 pursuant to paragraph k(2)(i) ("identified exemption provision").

The Company has met the identified exemption provision throughout the most recent fiscal year without exception.

Andrew G. Burch
Name

Andrew G. Burch
Authorized Signature

President
Title

_2-9-16_
Date